SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated February 24, 2010, whereby Acergy S.A. (the “Company”) announced the publication of the Annual Report and Financial Statements 2009 and advised that the filing of the Annual Report on Form 20-F will occur later today.

Copies of the Annual Report and Financial Statements 2009 are available on the Company’s website http://www.acergy-group.com/public/FinancialReports.

Copies of the Annual Report on Form 20-F may be obtained either from the SEC or from the Company’s website: www.acergy-group.com/public/FinancialReports.

Attached herewith as Exhibit 99.2 is the Company’s Annual Report to Shareholders (“Annual Report”) for the fiscal year ended November 30, 2009.

The information set forth above and referred to and presented in the attached press releases and Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and referred to and presented in the press release, the Annual Report and some of the documents incorporated by reference in the Annual Report furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. These statements include, but are not limited to statements as to, the impact of the current economic climate on the Company’s clients’ behaviour, government regulations and the Company’s business and competitive position; the expected execution and amount of projects in the Company’s backlog; the Company’s outlook for 2010, including expected revenue and margins; the expected completion date, estimated progress to completion, and estimated revenue on the Company’s projects; the utilisation of the Company’s assets, including the expected date of delivery and intended uses of certain ships; the expected growth in the industry in which we operate and the Company’s ability for growth over the medium term, including trends in the SURF market; the expected demand for the Company’s products and services and factors affecting such demand; the review of the Company’s corporate and entity structure; the Company’s intention to maintain the focus on improving the Company’s control environment; the expected amount and timing of any future dividend payments; the Company’s planned capital expenditure, equity investments and resources for such future expenditure; the Company’s reliance on and the expected relationship with certain clients, including negotiations regarding claims and variation costs; the extent of the Company’s obligations under certain contingent liabilities; the expected date and value of hedging transactions and future contractual obligations; the Company’s business and financial strategies, including certain cost-reduction initiatives, and the expected impact thereof; the adequacy of the Company’s insurance policies and indemnity arrangements; the future level of activity expected in the Company’s joint ventures, the access to cash held by the Company’s joint ventures, and the potential liability for failure of the Company’s joint venture partners to fulfil their obligations; foreign currency fluctuations; changes or developments of different government regulations and the potential or expected effect on us or the Company’s clients, including the Company’s ability to operate under different tax regimes, adapt to changes in such tax regimes and ability to defend the Company’s tax positions in potential or ongoing investigations or audits; the Company’s critical accounting policies and their effectiveness; the potential judicial interpretation of the Company’s corporate governance documents; anticipated future compliance with debt covenants; and the Company’s ability to obtain funding from various sources and the Company’s expected use of cash and credit facilities. The forward-looking statements reflect the Company’s views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ

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materially from those set forth in such statements due to various factors, including those discussed in the Annual Report under “Principle risk and uncertainties”, “Financial review” and the quantitative and qualitative information disclosures about Market Risk contained in Note 37 “Financial Instruments” in the consolidated financial statements. Such factors, and others which are discussed in the Company’s public filings with the US Securities and Exchange Commission (the “SEC”) including the Annual Report, are among those that may cause actual and future results and trends to differ materially from the Company’s forward-looking statements: the Company’s ability to deliver fixed price projects in accordance with client expectations and the parameters of the Company’s bids and avoid cost overruns; the Company’s ability to collect receivables, negotiate variation orders and collect the related revenue; the Company’s ability to recover costs on significant projects; capital expenditures by oil and gas companies; the duration of the current global economic downturn and oil and gas prices; delays or cancellation of projects included in the Company’s backlog; competition in the markets and businesses in which we operate; prevailing prices for the Company’s products and services; the loss of, or deterioration in the Company’s relationship with, any significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labour unrest, changes in foreign governmental regulations, corruption and currency fluctuations; liability to third parties for the failure of the Company’s joint venture partners to fulfil their obligations; changes in, or the Company’s failure to comply with, applicable laws and regulations; cost and availability of raw materials; operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather; equipment or mechanical failures which could increase costs, impair revenue and result in penalties for failure to meet project completion requirements; the timely delivery of ships on order and the timely completion of ship conversion programs; (xviii) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; the Company’s ability to keep pace with technological changes; the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting; and other factors which are described from time to time in the Company’s public filings with the SEC. Many of these factors are beyond the Company’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 24, 2010 announcing the publication of the Annual Report and Financial Statements 2009 and advising that the filing of the Annual Report on Form 20-F will occur later today.

Exhibit 99.2	Company’s Annual Report to Shareholders for the fiscal year ended November 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: February 24, 2010	By:	/S/ SIMON CROWE
	Name:	Simon Crowe
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 24, 2010 announcing the publication of the Annual Report and Financial Statements 2009 and advising that the filing of the Annual Report on Form 20-F will occur later today.

Exhibit 99.2	Company’s Annual Report to Shareholders for the fiscal year ended November 30, 2009.